Exhibit 99.1
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST REAFFIRMS CASH DISTRIBUTION
FOR NOVEMBER 16, 2009 AND ANNOUNCES EXPECTED RELEASE DATE FOR
THIRD QUARTER RESULTS
(Calgary, October 21, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today reiterated that its November 16, 2009 cash distribution will be Cdn $0.07 per trust unit. Pengrowth had previously announced the November distribution level as part of its value creation strategy press release dated October 1, 2009. The distribution is net of amounts withheld to finance capital expenditures and preserve financial flexibility. The ex-distribution date is October 28, 2009. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of October 30, 2009.
The distribution of Cdn $0.07 per trust unit is equivalent to approximately U.S. $0.067067 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9581. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of September 2009. Cash distributions paid over the past 12 months now total Cdn $1.59 per trust unit or approximately U.S. $1.33 per trust unit.
Pengrowth also announces that Third Quarter 2009 Financial and Operating Results will be released on Monday, November 9, 2009 after markets close. Pengrowth will host a conference call beginning at 9:00 A.M. Mountain Daylight Time on Tuesday, November 10, 2009 during which management will review Pengrowth’s results and respond to inquiries from the investment community.
To participate callers may dial 1-866-225-2055 or Toronto local 416-340-8410. To ensure timely participation in the teleconference callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. The conference call will also be accessible by webcast at http://events.digitalmedia.telus.com/pengrowth/111009/index.php. A telephone replay will be available through to midnight Eastern Time on Tuesday, November 17, 2009 by dialing 1-800-408-3053 or Toronto local (416) 695-5800 and entering passcode number 7181238
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $4.4 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757

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